UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

VNET Group, Inc.

(Name of Issuer)

Class A Ordinary Shares, Par Value US$0.00001 Per Share

(Title of Class of Securities)

G91458 102**

(CUSIP Number)

Mr. Sheng Chen
Guanjie Building, Southeast 1st Floor, 10# Jiuxianqiao East Road
Chaoyang District, Beijing 100016
People’s Republic of China
Phone: (+86) 10 8456-2121

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*This statement on Schedule 13D constitutes Amendment No.7 to the initial Schedule 13D (the “Original Schedule 13D”) filed on April 8, 2022 on behalf of each of Mr. Sheng Chen and GenTao Capital Limited, as amended by the Amendment No.1 filed on September 14, 2022 (the “Amendment No.1”), Amendment No.2 filed on February 17, 2023 (the “Amendment No.2”), Amendment No.3 filed on July 12, 2023 (the “Amendment No.3”) Amendment No.4 filed on August 1, 2023 (the “Amendment No.4”), Amendment No. 5 filed on November 16, 2023 (the “Amendment No. 5”), and Amendment No. 6 filed on December 28, 2023 (the “Amendment No. 6”, and together with the Original Schedule 13D, Amendment No.1, Amendment No.2, Amendment No.3, Amendment No.4, Amendment No. 5 and Amendment No. 6, the “Original 13D Filings”), with respect to ordinary shares (“Ordinary Shares”), comprising Class A ordinary shares, par value of $0.00001 per share (“Class A Ordinary Shares”), Class B ordinary shares, par value of $0.00001 per share (“Class B Ordinary Shares”), and Class C ordinary shares, par value of $0.00001 per share (“Class C Ordinary Shares”) of VNET Group, Inc., a Cayman Islands company (“Issuer”).

**This CUSIP number applies to the Issuer’s American Depositary Shares (“ADSs”), each representing six Class A Ordinary Shares of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G91458 102

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sheng Chen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF, OO , SC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER

64,811,349 (1)
	8.	SHARED VOTING POWER

0
	9.	SOLE DISPOSITIVE POWER

64,811,349 (1)
	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

64,811,349 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1% (2) (representing 17.3% of the total outstanding voting power (3))
14.	TYPE OF REPORTING PERSON (see instructions)

IN

(1) Representing (i) one Class A Ordinary Share held by GenTao Capital Limited (“GenTao”), (ii) 19,670,117 Class B Ordinary Shares held by Fast Horse Technology Limited (“Fast Horse”), (iii) 8,087,875 Class B Ordinary Shares held by Sunrise Corporate Holding Ltd. (“Sunrise”), (iv) four Class A Ordinary Shares, 769,486 Class B Ordinary Shares and 60,000 Class C Ordinary Shares held by Personal Group Limited (“Personal Group”), (iv) 1,479,660 Class A Ordinary Shares issuable under Mr. Sheng Chen’s restricted share units at his election, and (v) 34,744,206 Class A Ordinary Shares acquired by Beacon Capital Group Inc. (“Beacon”) from the vesting of performance-based restricted share units on February 2, 2024 (these units were granted to Mr. Sheng Chen and issued to Beacon at his direction). Mr. Sheng Chen is the sole and direct shareholder of GenTao, Fast Horse, Sunrise, Personal Group and Beacon and may be deemed to have beneficial ownership of the shares held by them.

(2) Calculation based on 1,580,410,776 outstanding Ordinary Shares as a single class, being the sum of (i) 1,513,405,187 outstanding Class A Ordinary Shares (excluding treasury shares and Class A Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards), (ii)  30,721,723 outstanding Class B Ordinary Shares, (iii) 60,000 outstanding Class C Ordinary Shares, (iv) no outstanding Class D Ordinary Share, par value of $0.00001 per share (“Class D Ordinary Shares”) of the Issuer, (v) 1,479,660 Class A Ordinary Shares issuable under Mr. Sheng Chen’s restricted share units at his election, and (vi) 34,744,206 Class A Ordinary Shares acquired by Beacon from the vesting of performance-based restricted share units on February 2, 2024 (these units were granted to Mr. Sheng Chen and issued to Beacon at his direction), assuming conversion of all outstanding Class B Ordinary Shares and Class C Ordinary Shares into Class A Ordinary Share. Each Class B Ordinary Share or each Class C Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares or Class C Ordinary Shares under any circumstances.

(3) Each Class A Ordinary Share is entitled to one vote, each Class B Ordinary Share is entitled to ten votes, each Class C Ordinary Shares is entitled to one vote and each Class D Ordinary Share is entitled to 500 votes, except that the Issuer shall only proceed with certain corporate matters with the written consent of the holders holding a majority of the issued and outstanding Class C Ordinary Shares or with the sanction of a special resolution passed at a separate meeting of the holders of the issued and outstanding Class C Ordinary Shares.

CUSIP No. G91458 102

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GenTao Capital Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER

1(1)
	8.	SHARED VOTING POWER

0
	9.	SOLE DISPOSITIVE POWER

1(1)
	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%(2) (representing 0.0% of the total outstanding voting power (3))
14.	TYPE OF REPORTING PERSON (see instructions)

CO

(1) Representing one Class A Ordinary Share held by GenTao.

(2) Calculation based on 1,580,410,776 outstanding Ordinary Shares as a single class, being the sum of (i) 1,513,405,187 outstanding Class A Ordinary Shares (excluding treasury shares and Class A Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards), (ii) 30,721,723 outstanding Class B Ordinary Shares, (iii) 60,000 outstanding Class C Ordinary Shares, (iv) no outstanding Class D Ordinary Share, (v) 1,479,660 Class A Ordinary Shares issuable under Mr. Sheng Chen’s restricted share units at his election, and (vi) 34,744,206 Class A Ordinary Shares acquired by Beacon from the vesting of performance-based restricted share units on February 2, 2024 (these units were granted to Mr. Sheng Chen and issued to Beacon at his direction), assuming conversion of all outstanding Class B Ordinary Shares and Class C Ordinary Shares into Class A Ordinary Share. Each Class B Ordinary Share or each Class C Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares or Class C Ordinary Shares under any circumstances.

(3) Each Class A Ordinary Share is entitled to one vote, each Class B Ordinary Share is entitled to ten votes, each Class C Ordinary Shares is entitled to one vote and each Class D Ordinary Share is entitled to 500 votes, except that the Issuer shall only proceed with certain corporate matters with the written consent of the holders holding a majority of the issued and outstanding Class C Ordinary Shares or with the sanction of a special resolution passed at a separate meeting of the holders of the issued and outstanding Class C Ordinary Shares.

CUSIP No. G91458 102

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fast Horse Technology Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER

19,670,117 (1)
	8.	SHARED VOTING POWER

0
	9.	SOLE DISPOSITIVE POWER

19,670,117 (1)
	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,670,117 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%(2) (representing 10.6% of the total outstanding voting power (3))
14.	TYPE OF REPORTING PERSON (see instructions)

CO

(1) Representing 19,670,117 Class B Ordinary Shares held by Fast Horse.

(2) Calculation based on 1,580,410,776 outstanding Ordinary Shares as a single class, being the sum of (i) 1,513,405,187 outstanding Class A Ordinary Shares (excluding treasury shares and Class A Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards), (ii) 30,721,723 outstanding Class B Ordinary Shares, (iii) 60,000 outstanding Class C Ordinary Shares, (iv) no outstanding Class D Ordinary Share, (v) 1,479,660 Class A Ordinary Shares issuable under Mr. Sheng Chen’s restricted share units at his election, and (vi) 34,744,206 Class A Ordinary Shares acquired by Beacon from the vesting of performance-based restricted share units on February 2, 2024 (these units were granted to Mr. Sheng Chen and issued to Beacon at his direction), assuming conversion of all outstanding Class B Ordinary Shares and Class C Ordinary Shares into Class A Ordinary Share. Each Class B Ordinary Share or each Class C Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares or Class C Ordinary Shares under any circumstances.

(3) Each Class A Ordinary Share is entitled to one vote, each Class B Ordinary Share is entitled to ten votes, each Class C Ordinary Shares is entitled to one vote and each Class D Ordinary Share is entitled to 500 votes, except that the Issuer shall only proceed with certain corporate matters with the written consent of the holders holding a majority of the issued and outstanding Class C Ordinary Shares or with the sanction of a special resolution passed at a separate meeting of the holders of the issued and outstanding Class C Ordinary Shares.

CUSIP No. G91458 102

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sunrise Corporate Holding Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER

8,087,875(1)
	8.	SHARED VOTING POWER

0
	9.	SOLE DISPOSITIVE POWER

8,087,875(1)
	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,087,875(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.5%(2) (representing 4.4% of the total outstanding voting power (3))
14.	TYPE OF REPORTING PERSON (see instructions)

CO

(1) Representing 8,087,875 Class B Ordinary Shares.

(2) Calculation based on 1,580,410,776 outstanding Ordinary Shares as a single class, being the sum of (i) 1,513,405,187 outstanding Class A Ordinary Shares (excluding treasury shares and Class A Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards), (ii) 30,721,723 outstanding Class B Ordinary Shares, (iii) 60,000 outstanding Class C Ordinary Shares, (iv) no outstanding Class D Ordinary Share, (v) 1,479,660 Class A Ordinary Shares issuable under Mr. Sheng Chen’s restricted share units at his election, and (vi) 34,744,206 Class A Ordinary Shares acquired by Beacon from the vesting of performance-based restricted share units on February 2, 2024 (these units were granted to Mr. Sheng Chen and issued to Beacon at his direction), assuming conversion of all outstanding Class B Ordinary Shares and Class C Ordinary Shares into Class A Ordinary Share. Each Class B Ordinary Share or each Class C Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares or Class C Ordinary Shares under any circumstances.

(3) Each Class A Ordinary Share is entitled to one vote, each Class B Ordinary Share is entitled to ten votes, each Class C Ordinary Shares is entitled to one vote and each Class D Ordinary Share is entitled to 500 votes, except that the Issuer shall only proceed with certain corporate matters with the written consent of the holders holding a majority of the issued and outstanding Class C Ordinary Shares or with the sanction of a special resolution passed at a separate meeting of the holders of the issued and outstanding Class C Ordinary Shares.

CUSIP No. G91458 102

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Personal Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER

829,490(1)
	8.	SHARED VOTING POWER

0
	9.	SOLE DISPOSITIVE POWER

829,490(1)
	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

829,490(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%(2) (representing 0.4% of the total outstanding voting power (3))
14.	TYPE OF REPORTING PERSON (see instructions)

CO

(1) Representing four Class A Ordinary Shares, 769,486 Class B Ordinary Shares, and 60,000 Class C Ordinary Shares held by Personal Group.

(2) Calculation based on 1,580,410,776 outstanding Ordinary Shares as a single class, being the sum of (i) 1,513,405,187 outstanding Class A Ordinary Shares (excluding treasury shares and Class A Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards), (ii) 30,721,723 outstanding Class B Ordinary Shares, (iii) 60,000 outstanding Class C Ordinary Shares, (iv) no outstanding Class D Ordinary Share, (v) 1,479,660 Class A Ordinary Shares issuable under Mr. Sheng Chen’s restricted share units at his election, and (vi) 34,744,206 Class A Ordinary Shares acquired by Beacon from the vesting of performance-based restricted share units on February 2, 2024 (these units were granted to Mr. Sheng Chen and issued to Beacon at his direction), assuming conversion of all outstanding Class B Ordinary Shares and Class C Ordinary Shares into Class A Ordinary Share. Each Class B Ordinary Share or each Class C Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares or Class C Ordinary Shares under any circumstances.

(3) Each Class A Ordinary Share is entitled to one vote, each Class B Ordinary Share is entitled to ten votes, each Class C Ordinary Shares is entitled to one vote and each Class D Ordinary Share is entitled to 500 votes, except that the Issuer shall only proceed with certain corporate matters with the written consent of the holders holding a majority of the issued and outstanding Class C Ordinary Shares or with the sanction of a special resolution passed at a separate meeting of the holders of the issued and outstanding Class C Ordinary Shares.

CUSIP No. G91458 102

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Beacon Capital Group Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER

34,744,206 (1)
	8.	SHARED VOTING POWER

0
	9.	SOLE DISPOSITIVE POWER

34,744,206 (1)
	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

34,744,206 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%(2) (representing 1.9% of the total outstanding voting power (3))
14.	TYPE OF REPORTING PERSON (see instructions)

CO

(1) Representing 34,744,206 Class A Ordinary Shares acquired by Beacon.

(2) Calculation based on 1,580,410,776 outstanding Ordinary Shares as a single class, being the sum of (i) 1,513,405,187 outstanding Class A Ordinary Shares (excluding treasury shares and Class A Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards), (ii) 30,721,723 outstanding Class B Ordinary Shares, (iii) 60,000 outstanding Class C Ordinary Shares, (iv) no outstanding Class D Ordinary Share, (v) 1,479,660 Class A Ordinary Shares issuable under Mr. Sheng Chen’s restricted share units at his election, and (vi) 34,744,206 Class A Ordinary Shares acquired by Beacon from the vesting of performance-based restricted share units on February 2, 2024 (these units were granted to Mr. Sheng Chen and issued to Beacon at his direction), assuming conversion of all outstanding Class B Ordinary Shares and Class C Ordinary Shares into Class A Ordinary Share. Each Class B Ordinary Share or each Class C Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares or Class C Ordinary Shares under any circumstances.

(3) Each Class A Ordinary Share is entitled to one vote, each Class B Ordinary Share is entitled to ten votes, each Class C Ordinary Shares is entitled to one vote and each Class D Ordinary Share is entitled to 500 votes, except that the Issuer shall only proceed with certain corporate matters with the written consent of the holders holding a majority of the issued and outstanding Class C Ordinary Shares or with the sanction of a special resolution passed at a separate meeting of the holders of the issued and outstanding Class C Ordinary Shares.

CUSIP No. G91458 102

Pursuant to Rule 13d-2 promulgated under the Act, this amendment to Schedule 13D (this “Amendment No.7”) amends and supplements the Original 13D Filings. Except as specifically provided herein, this Amendment No.7 does not modify any of the information previously reported in the Original 13D Filings. All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Original 13D Filings.

Item 2.	Identity and Background.

Item 2(a) of the Original 13D Filings is amended and restated as follows:

(a)

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”. This statement is filed on behalf of:

(i)	Mr. Sheng Chen;
(ii)	GenTao;
(iii)	Fast Horse;
(iv)	Sunrise;
(v)	Personal Group; and
(vi)	Beacon.

This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The agreement among the Reporting Persons relating to the joint filing is attached hereto as Exhibit 99.21. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Items 2(b), (c) and (f) are supplemented as follows:

(b)

(vi)	The principal business address of Beacon is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(c), (f)

(iii)	Beacon is a business company organized in the British Virgin Islands, solely engaged in holding, distributing or effecting any sale of securities held by it. Mr. Sheng Chen wholly owns and controls all the outstanding securities of Beacon, and is the sole director of Beacon. Beacon has no executive officer.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is supplemented by adding the following:

On or around February 2, 2024, Beacon acquired 34,744,206 Class A Ordinary Shares from the vesting of an equal number of restricted share units (the “PSU”) granted to Mr. Sheng Chen under the 2020 Share Incentive Plan of the Issuer and pursuant to an award agreement between the Issuer and Mr. Sheng Chen. When the Class A Ordinary Shares were released to Beacon at Mr. Sheng Chen’s instruction in payment for the PSU, par value shall be deemed paid by Mr. Sheng Chen for each PSU by past services rendered by Mr. Sheng Chen. Beacon, to which the PSU were issued, is a company wholly owned by him.

The PSUs are subject to a number of post-vesting conditions applicable to all grantees in the same round. Among others, at the Issuer’s request, Mr. Sheng Chen must return all Class A Ordinary Shares acquired from the vesting of such PSU to the Issuer at no cost if there is a termination of his service due to cause or voluntary leave (other than disability or retirement) prior to January 26, 2028 and at fair market value if there is a termination of his service without cause, in each case, subject to the discretion of the Compensation Committee otherwise. Further, prior to February 2, 2028, Mr. Sheng Chen may not transfer, sell or otherwise dispose of any vested PSUs or any Class A Ordinary Shares that he acquires upon the vesting of the PSUs without obtaining a written consent of the Compensation Committee. Mr. Sheng Chen has obtained a consent from the Compensation Committee to pledge these PSUs from time to time, if any, in the future.

Item 4.	Purpose of Transaction.

The information set forth in Item 3 is hereby incorporated by reference in its entirety. Item 4 is supplemented by adding the following:

Mr. Sheng Chen acquired the Class A Ordinary Shares as partial consideration for his continuing services to the Issuer as co-chairperson. Other Reporting Persons also hold Shares of the Issuer. Depending on overall market conditions, performance and prospects of the Issuer, subsequent developments affecting the Issuer, other opportunities available to the Reporting Persons and other considerations, the Reporting Persons may hold, vote, acquire or dispose of or otherwise deal with securities (including Class A Ordinary Shares and the ADSs) of the Issuer. Any of the foregoing actions may be effected at any time or from time to time, subject to applicable law.

Beacon previously filed a Schedule 13G on December 31, 2020 (the “Schedule 13G”) and is filing this Schedule 13D to supersede its previously filed Schedule 13G.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 3 is hereby incorporated by reference in its entirety.

Item 7.	Material to Be Filed as Exhibits.

Item 7 is supplemented by adding the following:

Exhibit No.	Description
99.21	Joint Filing Agreement among the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2024

Sheng Chen	By	/s/ Sheng Chen
Sheng Chen

GenTao Capital Limited	By	/s/ Sheng Chen
Name: Sheng Chen
Title: Director

Fast Horse Technology Limited	By	/s/ Sheng Chen
Name: Sheng Chen
Title: Director

Sunrise Corporate Holding Ltd.	By	/s/ Sheng Chen
Name: Sheng Chen
Title: Director

Personal Group Limited	By	/s/ Sheng Chen
Name: Sheng Chen
Title: Director

Beacon Capital Group Inc.	By	/s/ Sheng Chen
Name: Sheng Chen
Title: Director